SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SECOND AMENDMENT TO THE MEMORANDUM OF UNDERSTANDING
REGARDING THE SHAREHOLDERS AGREEMENT OF BRASKEM S.A., NEW
CORPORATE NAME OF COPENE - PETROQUÍMICA DO NORDESTE S.A.

By this private instrument, the parties:

On the one hand:

(a)
ODEBRECHT S.A., a corporation headquartered in the city of Salvador, in the State of Bahia, at Av. Luiz Vianna Filho (Paralela), nº 2.841, Salvador-BA, enrolled in the CNPJ/MF under no. 15.105.588/0001-15, represented herein pursuant its by-laws (hereinafter simply referred to as “ODEBRECHT”);

(b)
NORDESTE QUÍMICA S.A. – NORQUISA, a corporation headquartered in the Municipality of Camaçari, in the State of Bahia, at Rua Eteno, nº 1561, Complexo Básico, Pólo Petroquímico, enrolled in the CNPJ/MF under no. 15.659.535/0001-46, represented herein pursuant its by-laws (hereinafter simply referred to as “NORQUISA”);

(c)
ODBPAR INVESTIMENTOS S.A., a corporation headquartered in the city of Salvador, State of Bahia, at Av. Luiz Vianna Filho (Paralela), nº 2.841, Salvador-BA, enrolled in the CNPJ/MF under no. 15.105.588/0001-15, represented herein pursuant its by-laws (hereinafter simply referred to as “ODBPAR”);

Jointly referred to as “ODEBRECHT COMPANIES”,

And on the other:

(d)
PETROBRAS QUÍMICA S.A. – PETROQUISA, a corporation headquartered in the Capital City of the State of Rio de Janeiro, at Avenida República do Chile, nº 65, Centro, enrolled in the CNPJ/MF under no. 33.000.167/0001-01, represented herein pursuant its by-laws (hereinafter simply referred to as “PETROQUISA”),

ODEBRECHT, NORQUISA, ODBPAR and PETROQUISA hereinafter jointly referred to as Parties, or in an undefined manner as Party, and as Consenting Parties:

(e)
BRASKEM S.A., the new corporate name of COPENE – PETROQUÍMICA DO NORDESTE S.A., a corporation headquartered in the Municipality of Camaçari, State of Bahia, at Rua Eteno, s/nº, Complexo Básico, Pólo Petroquímico, enrolled in the CNPJ under no. 42.150.391/0001-70, represented herein pursuant its by-laws (hereinafter simply referred to as “BRASKEM”); and

(f)
PETRÓLEO BRASILEIRO S.A. - PETROBRAS, PETROQUISA’s controller and a corporation headquartered in the Capital City of the State of Rio de Janeiro, at Avenida República do Chile, nº 65, Centro, enrolled in the CNPJ/MF under no. 33.000.167/0001-01, represented herein pursuant its by- laws (hereinafter simply referred to as “PETROBRAS”),

WHEREAS:

1)
ODEBRECHT QUÍMICA S.A., PETROQUÍMICA DA BAHIA S.A., (hereinafter referred to as “PQBA”) and PETROQUISA have entrered on July 03, 2001 into a “Memorandum of Understanding regarding the Shareholders Agreeement of Copene – Petroquímica do Nordeste S.A (“Memorandum”), laying down the terms and conditions that shall govern the future BRASKEM shareholders agreement;

2)	Odebrecht Química S.A. shares have been acquired by BRASKEM during the integration process of Odebrecht petrochemical assets into BRASKEM;

3)
ODEBRECHT and PETROQUISA, under the consent of PQBA, NORQUISA, BRASKEM and PETROBRAS, entered on July 26, 2002 into the “First Amendment to the Memorandum of Understanding regarding the Shareholders Agreemente of Copene - Petroquímica do Nordeste S.A. (“First Amendment”), which has ratified the terms contained in the Memorandum and granting the option to PETROQUISA to joint own BRASKEM share control;

4)
The importance for the Brazilian economy, as well as for that of the Brazilian companies and their shareholders to accelerate the sectorial integration process, with significant sinergies and competitive gains for the companies;

5)
The changes that have occurred in the Brazilian and global petrochemical sector, since the celebration of the First Amendment, have required PETROQUISA to strategically reevaluate, and to change its schedule regarding the analysis of the execution of the option to purchase the shares mentioned in the Memorandum and in the First Amendment;

6)
On December 26, 2003, Pronor Petroquímica S.A., controlled by PQBA, exercised its option to exchange all the shares issued by NORQUISA for class “A” preferred shares, issued by BRASKEM and held by ODEBRECHT, after which event PQBA shall no longer be BRASKEM controlling shareholder;

7)	The decision taken by the Parties, as well as the consenting parties, to celebrate this Second Amendment;

The PARTIES HAVE RESOLVED to execute this Second Amendment to the Memorandum of Understanding regarding the Shareholders Agreement of Braskem S.A., pursuant to the following terms and conditions:

CHAPTER I –	RATIFICATION OF THE RIGHTS AND LIABILITIES CONTAINED IN THE MEMORANDUM AND AMENDED BY THE FIRST AMENDMENT.

1.1 The Rights and Liabilities Pertaining to the Parties. The Parties have explicitly ratified the rights currently pertaining to them, as well as their respective liabilities in the condition of BRASKEM shareholders, and especifically, but not limited to, the liabilities that have been set forth in the Memorandum, which are explicitly maintained, in spite of any eventual changes in their respective corporate equities as arising from the provisions of this Second Amendment.

1.2 Rescission of the First Amendment to the Memorandum. All the terms and conditions pertaining to the First Amendment are hereby rescinded, which are replaced by the provisions of this Second Amendment.

1.3 Celebration of the Shareholders Agreement. The Parties compromise herein that, on the date of the exercise of the option granted in Chapter II infra, to celebrate BRASKEM Shareholders Agreement, which shall contain with details the terms and conditions referred in the Memorandum and in this Amendment. Nevertheless, it is clearly agreed that these terms are fully in effect, being subject to specific execution, pursuant to Art. 118 of Law 6.404/76, as amended periodically, and shall remain in effect even if, due to any reason, the aforementioned Shareholders Agreement fails to be celebrated, the provisions of the Memorandum and of this Amendment, including, without any limitations, those pertaining to PETROQUISA membership in BRASKEM Board of Directors, and the exercise of its veto rights, as referred in Clauses 3 and 4 of the Memorandum.

1.3.1 During the effectiveness of this Memorandum, ODEBRECHT COMPANIES compromises to use its votes to insure for themselves the election of the majority of the members of the Board of Directors, and to guarantee the election of two (02) members in BRASKEM Board of Directors appointed by PETROQUISA, provided that, in this case, PETROQUISA must own an equity of at least seven and a half percent (7.5%) in BRASKEM voting stock; or to garantee the election of one (01) member in BRASKEM Board of Directors appointed by PETROQUISA, provided that, in this case, PETROQUISA must hold a minimum equity of five percent (5%). If the number of exceeding votes is not enough, the Parties compromise to vote affirmatively to increase the number of members in BRASKEM Board of Directors so as to insure the garnering of enough votes to insure the election of the majority of the members of the Board of Directors by the ODEBRECHT COMPANIES, and to elect two (02) members or of one (01) member, as the case may be, to be appointed by PETROQUISA.

1.3.2 The PETROQUISA right to elect two (02) members in BRASKEM Board of Directors shall prevail, irrespectively of the company’s equity in BRASKEM voting capital, as long as PETROQUISA retains the Purchase/Subscription Option, as defined in item 2.1 infra.

1.4 Consent. BRASKEM and PETROBRAS compromise to respect the provisions of this Memorandum and of this Amendment.

1.5 Corporate By-laws. The ODEBRECHT COMPANIES compromise herein to execute their voting rights in BRASKEM so as to prevent BRASKEM bylaws from containing, now or in the future, any provisions that may conflict with the provisions of the Memorandum, of this Amendment, and, once celebrated, the Shareholders Agreement, of said Agreement, or that may prevent in any manner or fashion the execution by PETROQUISA of its rights as envisaged in the Memorandum and in this Amendment, and, once the Shareholders Agreement has been signed, then in regards to said Agreement.

CHAPTER II – PETROQUISA OPTION AND SHAREHOLDERS AGREEMENT.

2.1 Share Purchase/Subscription Option. By means of this instrument, and in an irrevocable and irreversible basis, the ODEBRECHT COMPANIES grant PETROQUISA an option (“Purchase/Subscription Option”) to purchase common shares issued by BRASKEM granting PETROQUISA the right to own up to thirty percent (30%) of BRASKEM voting capital (“Option Shares”). The purchase by PETROQUISA of the Option Shares shall take place as following:

     (i) subscription by PETROQUISA of the Option Shares to be issued in an increase of BRASKEM capital, and to be paid by PETROQUISA by contributing to BRASKEM (a) its ownership interest in the petrochemical companies located at the Triunfo Petrochemical Complex in the state of Rio Grande do Sul, as well as (b) its ownership interest in other petrochemical companies considered as strategic by BRASKEM (“Synergetic Assets”), said increase which, in compliance with the provisions of Clause 2.3 infra, the ODEBRECHT COMPANIES are forthwith obliged to approve through their votes, waiving their right of first refusal in regard to said subscription on behalf of PETROQUISA.

     (ii) if the Option Shares subscribed pursuant item (i) above are insufficient to allow PETROQUISA to reach the equity percentage of BRASKEM voting capital desired by PETROQUISA, in compliance with the limit established in item 2.1 above, the ODEBRECHT COMPANIES shall be obliged to sell the remaining Option Shares to PETROQUISA, pursuant to the terms and conditions established in this Chapter II.

     (iii) if the Value of Synergetic Assets, as per its definition in item 2.1.3 infra, results in an increase by Petroquisa in BRASKEM voting capital, which may exceed the limit envisaged in item 2.1 above, the difference shall be subscribed in BRASKEM class “A” prefererred shares by PETROQUISA.

2.1.1 The Purchase/Subscription Option shall be exercised by PETROQUISA in a single time, in respect of all the Option Shares.

2.1.2 The Purchase/Subscription Option may be exercised by PETROQUISA by communicating its intent in writing, and delivering this communication to the ODEBRECHT COMPANIES pursuant to Clause 4.4 infra, until December 31, 2005, inclusively, upon which date the evaluation procedure defined in item 2.1.3 infra must have been concluded (Purchase/Subscription Option Date).

2.1.3 The value of the Option Shares (“Option Value”) shall correspond to the percentage rate represented by them as compared to full BRASKEM economic value, as obtained based on the discounted cash flow method, without the payment of any control premium, and the value of the Synergetic Assets to be contributed to BRASKEM by PETROQUISA (“Value of the Synergetic Assets”) shall correspond to the percentage rate represented by them as compared to the one hundred percent (100%) economic value of the companies involved, which must also be obtained based on the discounted cash flow method, appraised according to the same criteria used and on the same valuation date, without the payment of any control premium. For the purposes of this Clause 2.1.3, the Parties agree to proceed as follows:

(a)
Within a time frame of twenty (20) days counted as of the delivery of a notice by PETROQUISA to the ODEBRECHT COMPANIES, stating its decision to start the evaluation procedure of the companies that have been mentioned in the header of this item 2.1.3, date which shall not occur later than October 14, 2005, the ODEBRECHT COMPANIES, on the one hand, and PETROQUISA, on the other, shall each engage the services of a prime investment bank to proceed BRASKEM valuation, as well as that of the Synergetic Assets, as determined by this Clause. Each of the Parties shall inform the other the banks that have been chosen within five (5) days as determined herein, by means of written communications accomplished pursuant Clause 4.4 infra.

(b)
Before the start of the evaluation task to be accomplished by the Banks, the Parties shall, together with the Banks, within thirty (30) days, establish the premises, the method and the procedures to be adopted, such as the manner to deal with contingencies, the terminal amounts, the accounting and legal audits, and the eventual engagement of the services of an expert to be used in forecasting prices. Each bank will have a period of sixty (60) days to provide the Parties with the results of their evaluations. If the difference between the results obtained (regardless if determined by the valuation of BRASKEM or of the Synergetic Assets) is less than ten percent (10%) of the largest evaluation, the Option Value and/or the Value of the Synergetic Assets, as the case may be, shall be equivalent to the arithmetic average of the two evaluations, and it shall be final, entailing the Parties for the purpose of the exercise of the Purchase/Subscription Option. If the difference between the amounts obtained is over ten percent (10%) of the largest evaluation obtained for any of the companies being evaluated, the Parties shall in good faith enter into a 30-day negotiation period, in order to determine the Option Value and/or BRASKEM Valuation or the Value of the Synergetic Assets, as the case may be. If a friendly composition proves to be impossible, the two banks initially contracted shall have the timeframe of five (5) days to appoint a third prime investment bank to act as arbitrator.

(c)
The bank selected to act as arbitrator may make use of all work papers used by the banks originally contracted by the Parties, and it shall have thirty (30) days, counted as of the engagement of its services, to inform the Parties as to the results of its evaluation, which, in turn, shall be final, entailing the Parties for the Purchase/Subscription Option, there being observed that, in spite of the results shown by the arbitrator bank, the Option Value and/or BRASKEM Evaluation or the Value of the Synergetic Assets, as the case may be, may not be less than the smaller nor greater than the greatest valuation amount obtained, as determined by the banks originally engaged by the Parties, pursuant to this Clause.

(d)
each of the Parties shall bear the costs for the engagement of the bank of its choice, and if necessary, ODEBRECHT COMPANIES and PETROQUISA, shall each pay fifty percent (50%) of the costs involved in engaging the services of the arbitrator bank.

(e)
any eventual delays in the accomplishment by the Parties and/or by the banks engaged by them regarding the obligations determined herein or in the obligations that may become necessary to conclude the appraisals shall not prejudice PETROQUISA in the full exercise of its rights regarding the acquisition of the Option Shares, unless such delay have been unjustifiably caused by PETROQUISA.

2.1.4 In the event PETROQUISA exercises the option, after the conclusion of the valuation procedures described above, on the date corresponding to the thirtieth (30th) day as of the Purchase/Subscription Option Date, the Parties shall attend the general shareholders meeting called to deliberate about the increase of BRASKEM capital pursuant Clause 2.1 (i) above, and shall approve the issuance by BRASKEM of the Option Shares, as well as PETROQUISA subscription regarding the Option Value obtained pursuant to Clause 2.1.3, which shall be paid in full through the transfer to BRASKEM of the Synergetic Assets for the Value of the Synergetic Assets, obtained according to the evaluation to be accomplished pursuant to this same Clause 2.1.3. The Synergetic Assets shall be delivered free and clear of any restrictions, preferences, usufructs or other guarantees and/or any kind of liens (“Liens”).

2.1.5 If, on the business day subsequent to the end of the timeframe for the exercise of the right of first refusal of the remaining BRASKEM shareholders, established pursuant to law, the Option Shares subscribed pursuant to Clause 2.1.4 above are insufficient to allow PETROQUISA to obtain the equity percentage established in Clause 2.1 above, PETROQUISA shall purchase, and the ODEBRECHT COMPANIES shall sell and transfer to PETROQUISA the Option Shares needed to allow PETROQUISA to hold such equity in BRASKEM voting capital, as per the Option Value applicable, pursuant to Clause 2.1.3 above, in cash money, in the domestic currency in effect at the time, by crediting the necessary amount into the account indicated by ODEBRECHT COMPANIES for this purpose. The purchase and sale event shall be completed in a timeframe not to exceed one hundred and eighty (180) days, counted as of the Purchase/Subscription Option Date.

2.1.6 The Option Shares shall be fully sold, furthermore, will be entitled to receive the profits existing from its subscription or acquisition, as the case may be.

2.1.7 Once the Purchase/Subscription Option has been exercised, the sale/subscription of the Option Shares shall be considered as having been completed, irrespectively of any additional formalities, and its accomplishment may be demanded irrespectively of any terms, including those pertaining to its specific execution.

2.1.8 In the event ODEBRECHT sells PETROQUISA its remaining Option Shares, pursuant to Clause 2.1 (ii), such shares must be free and clear of any Liens.

2.2. Shareholders Agreement. By this instrument, both of the Parties and the Consenting Parties have agreed forthwith that, if PETROQUISA exercises its Purchase/Subscription Option, the Parties shall celebrate, or shall make the companies controlled by ODEBRECHT which hold any of BRASKEM voting shares to celebrate, on the Purchase/Subscription Option Date, the shareholders agreement that shall entail their respective voting shares representing BRASKEM capital stock. The Shareholders Agreement shall make the following provisions:

2.2.1 Prior meetings to BRASKEM general shareholders meeting and Board of Directors Meetings whenever the subject matters to be voted are material enough, as defined by the shareholders agreement;

2.2.2	Matters that are subject to qualified approval quorums;

2.2.3	Election of the members for BRASKEM Board of Directors;

2.2.4	Right of first refusal;

2.2.5	Tag Along and Drag Along;

2.2.6	Conflict of interests and discussions regarding equity in similar companies;

2.2.7	Other matters that may be considered relevant for the negotiations.

2.3.	Event of Extinguishment of the Purchase/Subscription Option.
PETROQUISA shall define and inform ODEBRECHT about the corporate equities that will integrate the Synergetic Assets at least 15 days in advance of the limit date for the start of the evaluation process established in Clause 2.1.3(a) above. ODEBRECHT may, at its exclusive discretion, declare extinguished the Share Purchase/Subscription Option, which has been granted pursuant to this Chapter II in case PETROQUISA fails to include in its Synergetic Assets any of its ownership interests in any petrochemical companies located at the Triunfo Petrochemical Complex in Rio Grande do Sul, which ODEBRECHT, at its exclusive discretion, may consider to be essential for the granting of the Purchase/Subscription Option.

CHAPTER III – RIGHTS ESTABLISHED IN THE MEMORANDUM

3.1.	Even if the Purchase/Subscription Option fails to be exercised, or if it is declared to have been extinguished pursuant to Clause 2.3, the Parties explicitly agree that all the rights established in the Memorandum shall survive, including, without limitations, the veto rights, the appointment of members by PETROQUISA in BRASKEM Board of Directors, as well as regarding tag along, irrespectively of its equity in the latter.

3.2.	The right of first refusal mentioned in Clause 2.1.1 of the Memorandum shall cease to be effective as of January 01, 2006, if the Purchase/Subscription Option fails to be exercised.

CHAPTER IV – GENERAL PROVISIONS

4.1. Assignment. None of the Parties may assign this Amendment and/or the Memorandum, fully or partially, to others without prior agreement of the other Party.

4.2. Specific Execution. Pursuant to articles 461, 632, 639 and subsequent of the Code of Civil Procedure, and without prejudice to other judicial or extra-judicial remedies legally available to the Parties, the provisions and obligations undertaken in this instrument bear specific execution, and no eventual losses and damages shall constitute adequate compensation to the rights of the Parties. The Central Courts of the Judicial District of the State of Rio de Janeiro are elected forthwith to redeem any quandaries, with the express waiver of any other courts even if more privileged.

4.3. Register. This instrument, including all the options established therein, shall be registered at the depositary institution of BRASKEM shares, pursuant to article 40 of Law no. 6.404/76.

4.4. Service of Notices. All notices, consents, requests and other communications established in this instrument shall be accomplished in writing and hand-delivered by means of certified letters or by a renowned delivery service (both providing receipt notices), and, in any case, with a copy sent via fax to the address and in care of the individuals responsible shown infra:

If to the ODEBRECHT COMPANIES:
Odebrecht S.A.
Attn.: Chief Executive Officer
Address: Av. Luiz Vianna Filho, nº 2.841, Paralela, Salvador - BA
Fax: (71) 3206-1348

If to PETROQUISA:
Attn.: Chief Executive Officer
Address: Av. República do Chile nº 65, Rio de Janeiro - RJ
Fax: (21) 3224-2722

If to BRASKEM:
Attn.: Chief Executive Officer
Address: Av. das Nações Unidas, nº 4.777, São Paulo - SP
Fax: (11) 3023-0954

If to PETROBRAS:
Attn.: Chief Executive Officer
Address: Av. República do Chile, nº 65, Rio de Janeiro – RJ
Fax: (21) 3224-2722

4.4.1. The notices that have been delivered pursuant to Clause 4.4 shall be considered as (i) having been delivered, if delivered by hand; and, (ii) on the occasion of their receipt, if forwarded by mail or through a courier.

4.4.2. Any of the contracting Parties may change the address to which the notice must be forwarded, provided it notifies the other Parties in writing, pursuant to this Clause 4.4.

4.5. Consent. PETROBRAS and BRASKEM have celebrated this Amendment as consenting parties for all the purposes and effects deriving from Art. 118 of Law 6.404/76, as amended from time to time.

4.6. Binding Effect. This Amendment has been celebrated in an irrevocable and irreversible basis, entailing the Parties as well as its successors for all purposes.

4.7. Amendments. No amendments shall be allowed to this Amendment and to this Memorandum, except when accomplished in writing and signed by all the parties.

4.8. Waiver and Indulgence. No additional time granted, or no waiver made by one of the Parties to the others regarding the terms of this Amendment and/or Memorandum shall, in any way, affect this Amendment or this Memorandum, or any of the rights and liabilities of the Parties, as established in this Amendment and in the Memorandum, except when strictly abiding by said indulgence or waiver that has been granted.

4.9. Autonomy. If any of the provisions of this Amendment is declared void, invalid or inoperative, none of the other provisions of this Amendment shall be affected as result, and, consequently, the remaining provisions of this Amendment shall remain in full force and effectiveness, as if said void, null, invalid, or inoperative provision had been effaced from this instrument.

4.10. Term. This Amendment shall go into effect as of the date of its celebration and it shall remain into effect until the closing of the timeframes aforementioned for the execution of its rights and obligations.

And, in witness whereof, both the Parties and the Consenting Parties have signed this Amendment in six (06) counterparts each considered to be an original, in the presence of the undersigned witnesses.

Rio de Janeiro, April 29, 2005

ODEBRECHT S.A.

PETROBRAS QUÍMICA S.A. – PETROQUISA

NORDESTE QUÍMICA S.A. – NORQUISA

ODBPar Investimentos S.A.

Consenting Parties:

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

BRASKEM S.A.

Witnesses:

1._________________
Name:
RG:

2._________________
Name:
RG:

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer